As filed with the Securities and Exchange Commission on June 15, 2000
                                                 Registration No. 333-__________
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM S-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                          WAVETECH INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

             Nevada                                              86-0916826
(State or other jurisdiction of                              (I. R. S. Employer
 incorporation or organization)                              Identification No.)

           5210 East Williams Circle, Suite 200, Tucson, Arizona 85711
                                 (520) 750-9093
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 Gerald I. Quinn
                          Wavetech International, Inc.
           5210 East Williams Circle, Suite 200, Tucson, Arizona 85711
                                 (520) 750-9093
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

                              Gregory R. Hall, Esq.
                        Squire, Sanders & Dempsey L.L.P.
                             Two Renaissance Square
                       40 North Central Avenue, Suite 2700
                             Phoenix, Arizona 85004
                                 (602) 528-4000

      APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

==================================================================================================
                                          Proposed Maximum    Proposed Maximum
Title of Securities     Amount to be     Offering Price Per      Aggregate           Amount of
 to be Registered       Registered (1)        Unit (2)       Offering Price (2)  Registration Fee
--------------------------------------------------------------------------------------------------
Common Stock,
par value $0.001        2,318,786            $7.06              $16,370,629          $4,321.85
==================================================================================================

(1) Includes (i) up to 956,022 shares of Common Stock to be issued upon conversion of Series B Convertible Preferred Stock, (ii) up to 203,371 shares of Common Stock to be issued upon exercise of warrants and (iii) an indeterminate number of additional shares of Common Stock as may from time to time be issuable upon conversion of the Series B Convertible Preferred Stock and exercise of the warrants by reason of stock splits, stock dividends and similar transactions, which shares are registered hereunder pursuant to Rule 416 under the Securities Act of 1933, as amended.
(2) Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended, pursuant to Rules 457(c) and 457(h) under the Securities Act, on the basis of the average of the high and low prices for shares of Common Stock as reported by the Nasdaq Over the Counter Bulletin Board on June 12, 2000.

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITYHOLDER MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JUNE 15, 2000

PROSPECTUS
                                2,318,786 SHARES

                    WAVETECH INTERNATIONAL, INC. COMMON STOCK

Wavetech International, Inc.
5210 East Williams Circle, Suite 200
Tucson, Arizona 85711
Telephone: (520) 750-9093

THE OFFERING

We have issued 1,000 shares of our Series B Convertible Preferred Stock, which are convertible into 956,022 shares of our common stock assuming we received notice of conversion on June 13, 2000, and warrants to purchase an aggregate of 203,371 shares of our common stock. The shares of preferred stock and warrants were issued in a private placement completed on May 1, 2000, pursuant to the terms of a Securities Purchase Agreement. Of such shares of preferred stock and warrants, 1,000 shares of preferred stock and a warrant to purchase 160,000 shares of common stock were issued to the investor in the private placement. A warrant to purchase 43,371 shares of common stock was issued to the placement agent that assisted the Company in completing the private placement. We are registering the resale of the common stock underlying the preferred stock and warrants pursuant to the requirements of a Registration Rights Agreement, dated as of May 1, 2000, entered into with the investor. The total number of shares of common stock covered by this prospectus is 2,318,782. The investor and placement agent are collectively referred to in this prospectus as selling shareholders. They can use this prospectus to sell to other purchasers some or all of the shares of common stock they will receive by converting the preferred stock to common stock and exercising their warrants. The selling shareholders may sell the common stock in ordinary broker's transactions, directly to market brokers in our common stock, in private transactions or any other method of distribution described under the section in this prospectus entitled "Plan of Distribution."

Our common stock is trading on the NASDAQ Over-the-Counter Bulletin Board under the symbol "ITEL." According to the NASDAQ bulletin board on May 30, 2000, the last reported sale price for our common stock was $6.8135.

PROCEEDS FROM THIS OFFERING

The selling shareholders will receive all of the proceeds from their sale of the common stock, less any brokerage commissions or other expenses they incur. We will not receive any proceeds from the sale of the common stock. However, we will receive up to $350,000 as payment of the warrant exercise price for the common stock underlying the warrants if all warrants are exercised. We are paying for the costs of registering the shares of common stock covered by this prospectus.

BEFORE PURCHASING ANY OF THE SHARES OF COMMON STOCK COVERED BY THIS PROSPECTUS, WE URGE YOU TO READ AND CAREFULLY CONSIDER THE "RISK FACTORS" DISCUSSED IN THIS PROSPECTUS, BEGINNING ON PAGE 15. YOU SHOULD BE PREPARED TO ACCEPT ALL OF THOSE RISKS, INCLUDING THE RISK THAT YOU COULD LOSE YOUR ENTIRE INVESTMENT IN THE COMMON STOCK, AS WELL AS OTHER RISKS THAT MAY BE DISCUSSED IN THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is June __, 2000.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports and other information with the U.S. Securities and Exchange Commission. You may read and copy any document that we file at the SEC's public reference facilities at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for more information about its public reference facilities. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

     Copies of publicly available documents that we have filed with the SEC can also be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     We filed a registration statement on Form S-2 with the SEC that covers the resale of the common stock offered by this prospectus. This prospectus is a part of the registration statement, but the prospectus does not include all of the information included in the registration statement and its exhibits. You should refer to the registration statement for additional information about us and the common stock being offered in this prospectus. Statements that we make in this prospectus relating to any documents filed as an exhibit to the registration statement or any document incorporated by reference into the registration statement may not be complete and you should review the referenced document itself for a complete understanding of its terms.

                      INFORMATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them. This means that we can disclose information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of the prospectus, and you should review that information in order to understand the nature of any investment by you in the common stock. In addition to previously filed documents that are incorporated by reference, documents that we file with the SEC after the date of this prospectus will automatically update the registration statement. The documents that we have previously filed and that are incorporated by reference include the following:

     * our annual report on Form 10-KSB for the fiscal year ended August 31, 1999;
     * our quarterly reports on Form 10-QSB for the quarterly periods ended November 30, 1999, February 29, 2000 and May 31, 2000;
     *    our current report on Form 8-K dated May 1, 2000;
     * the description of our common stock included in our Registration Statement on Form 8-A, filed March 11, 1987.

     All documents and reports filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the date that this offering is terminated will automatically be incorporated by reference into this prospectus. We will provide you with copies of any of the documents incorporated by reference, at no charge to you, without copies of any exhibits to those documents unless the exhibit itself is specifically incorporated by reference. If you would like a copy of any document, please write or call us at:

                          Wavetech International, Inc.
                      5210 East Williams Circle, Suite 200
                              Tucson, Arizona 85711
                            Attn: Corporate Secretary
                            Telephone: (520) 750-9093

     You should only rely upon the information included in or incorporated by reference into this prospectus or in any prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information. You should not assume that the information included in or incorporated by reference into this prospectus or any prospectus supplement is accurate as of any date later than the date on the front of the prospectus or prospectus supplement.

                                     SUMMARY

     THIS SUMMARY SHOULD BE READ BY YOU TOGETHER WITH THE MORE DETAILED INFORMATION IN OTHER SECTIONS OF THIS PROSPECTUS. YOU SHOULD ALSO CAREFULLY CONSIDER THE FACTORS DESCRIBED UNDER "RISK FACTORS" AT PAGE 15 OF THIS PROSPECTUS. THROUGHOUT THIS PROSPECTUS, WE REFER TO WAVETECH INTERNATIONAL, INC. AS "WAVETECH," "COMPANY," "WE," "OUR," "OURS," AND "US."

                                   THE COMPANY

     Founded  on  July  10,  1986,  Wavetech  International,  Inc.  is a  Nevada
corporation   which   develops,   prepares,   markets   and  sells   interactive
communication systems to reflect or target the needs of a specific audience.

     Our principal executive offices are located at 5210 East Williams Circle, Suite 200, Tucson, Arizona 85711. Our telephone number is (520) 750-9093. Wavetech wholly owns its three subsidiaries, Interpretel, Inc., Interpretel (Canada) Inc. and Telplex International Communications, Inc.

                                 OUR OPERATIONS

     Although the Company was founded in 1986, we did not begin our operations until 1995. From 1995 until June 1999, the Company developed proprietary software for customized calling card services and created an infrastructure to market and distribute its product and services. During this period, the Company's efforts were primarily focused on hiring management and other key personnel, raising capital, procuring governmental authorizations and space in central offices, acquiring equipment and facilities, developing, acquiring and integrating billing and database systems. We marketed these systems to the business traveler and to large organizations or companies with a membership base. In the late 1990's, due to the wide scale deployment of cellular telephones with messaging capability, the market for business related calling card services greatly diminished. In June 1999, we discontinued our calling card services. Since then, we have focused substantially all of our efforts and resources on developing our Bestnetcall web-enabled long distance service.

     On April 23, 1999, we entered into a licensing agreement with Softalk, Inc., a technology company based in Ontario, Canada. Softalk develops proprietary Internet Protocol-based telecommunication technologies. Softalk's technology allows people to initiate long distance calls from anywhere in the world by accessing a specific Internet website. International telephone calls may be made at substantially reduced rates from those offered by the Public Switched Telephone Network (PSTN), i.e., telephone calls made via traditional long distance carriers. This licensing agreement granted certain marketing and customer service rights to Wavetech.

     The licensing agreement was later amended and restated on July 30, 1999, to grant us exclusive rights to distribute, market, service, sell and sublicense Softalk's services and products to commercial accounts and a worldwide non-exclusive license for individual accounts. We also have the exclusive right to provide billing and customer support services for all customer accounts.

     Subsequent to entering into the licensing agreement, the Company engaged in the build-out of telecommunication facilities in Toronto, Canada, including deployment of high-capacity switches, Internet servers, and completion of specialized software used for data management, billing and customer service requirements.

     Our brand name for our web-enabled long distance service is Bestnetcall, which was first made available to the public on April 17, 2000. We are presently focusing our resources on marketing Bestnetcall to selected companies with international locations and/or clients.

     Users of our Bestnetcall service are able to enroll, place calls, pay for service and access customer service real-time on the Internet by accessing our website at www.bestnetcall.com. Bestnetcall does not require the purchase of special hardware or software by the customer and uses their existing telephone equipment. Users only need access to the Internet and an available phone line. Bestnetcall also offers real-time billing to all users and accepts various payment methods, including pre-paid or post-paid credit card payments and invoicing options.

     Following completion of a telephone call, the total cost for that call may be viewed on the caller's online account. Call detail records may be printed or exported to Word or Excel applications. The Bestnetcall service also includes convenient speed dialing, personalized directories, client billing codes, world-time country/city code lookup and real time talk with customer service via the website. Account administrators may add or delete users, view users calling activity and create reports detailing call activity.

                          MARKETING AND SALES STRATEGY

     We intend to offer our Bestnetcall service through both direct sales and indirect sales channels. Our initial target markets will include:

     *    Governments
     *    Business and Industry
     *    Commercial Development Companies
     *    Telecom Carriers
     *    Internet Service Providers (ISPs)
     *    Browser Based Services (Internet Explorer, Yahoo, Amazon.com, etc.)
     *    Affinity Groups
     * Other Organizations (charities, religious organizations, schools, alumni associations, etc.)

     These marketing efforts will be targeted at international long distance users in a number of key geographic areas in the world. The Company's marketing priorities will be focused primarily on the following geographic regions:

     *    Caribbean
     *    North America
     *    Asia Pacific
     *    Central & South America
     *    Europe
     *    Middle East

DIRECT SALES

     We intend to employ the following marketing and sales strategy to generate revenue and obtain and increase customer usage:

     * Direct Mail and E-mail Solicitations - We intend to send testimonial advertisements to prequalified potential users. These advertisements will refer or link the recipient to www.bestnetcall.com and extend an offer to subscribe to the Bestnetcall service. Recipients will be invited to use the service or request more information. These direct mail or e-mail solicitations will be carried out on a continuous basis by an in-house staff of direct marketing specialists located in our Tucson, Arizona offices.

     * Telemarketing - Telemarketing operations will be initiated out of our Tucson, Arizona offices targeted at specific market segments. We believe Tucson is an ideal center for customer service and telemarketing due to its relatively low wages and inexpensive space. There also is an abundance of experienced telemarketing personnel and, with the 40,000 student University of Arizona located in Tucson, we have access to individuals who speak many different languages to place calls to areas outside the United States.

     * Media Advertising and Promotion - The Company intends to place advertisements in key print and electronic media targeted at specific market segments. These advertisements will be designed to elicit direct responses and/or activations. Incentives will be included in the advertisements. Testimonials by key customers representing different market segments will be used to advocate the use of our service and encourage a visit to our Bestnetcall web site.

     * Public Relations Activities - The Company intends to hire an experienced corporate communications and public relations specialist to work with an international public relations firm and the media in the development of a comprehensive global communications program which will feature print articles in industry and trade specific publications, local print media and feature editorial support.

INDIRECT SALES

     Indirect sales efforts will be centered around the following four types of organizations:

     * Carriers - The Bestnetcall internet telephony services will be made available to carriers such as Local Exchange Carriers (LEC), Competing Local Exchange Carriers (CLEC), foreign carriers, pager companies, Internet Service Providers (ISP), cell phone companies and wireless carriers for resale to their clients. These types of indirect sales organizations will be solicited through direct mail, e-mail, telemarketing initiatives, fax and direct sales calls by Company personnel.

     * Professional Service Firms - Accounting firms, consultants, and legal firms will be solicited to use the service and provide Bestnetcall to their clients as a means of saving money on international long distance calls.

     * Retailers - We intend to approach large retailers to offer our services to their credit card holders as a value-added service. These relationships are revenue sharing initiatives with the retail organization receiving a negotiated percentage of gross revenue generated by our services. Wavetech has a relationship with one of the largest retailers in North America who has requested that the Wavetech services be included in their ISP offering to their 10 million credit card holders.

     * Agent/Distributors - Organizations with large client or member bases who may be a user of our services will also be encouraged to offer the services to their clients or members. Computer companies, commercial property development companies, banks, associations, affinity groups, etc. will be offered the ability to participate in a revenue sharing program with us by offering Bestnetcall to their customers or members. Revenue sharing is expected to be between 5% and 10% of net revenue.

PROJECT MANAGERS

     We intend to hire four project managers to sell, maintain and service major accounts. The managers will primarily focus their efforts on encouraging use and sales by carrier groups, professional organization retailers and agent distributors.

                      INDUSTRY BACKGROUND AND MARKET DEMAND

     According to industry sources, telecommunication service providers' global revenue is expected to reach US$975 billion in the year 2000. A number of industry studies have mapped international telephone traffic patterns. Current forecasts call for a total of 106 billion minutes of international telephone traffic in the year 2000. Valued at a normal price of US$0.25 per minute, this would represent a global market of approximately US$26.5 billion, although the Company believes the real market value will likely be two to three times that number.

     The primary reasons for the continued use of telephone company lines versus the alternatives found in satellite, Internet and cable systems include:

     *    Speed of communication
     *    Quality of communication
     *    Reliability of communication
     *    Ease of operation

     The global telecommunications industry has been highly regulated. However, over the past several years, North America has enjoyed significant deregulation, which has resulted in a highly competitive long distance service industry. The U.S. and Canada have among the lowest telephone rates in the world and the U.S. has emerged as the lowest cost supplier of long distance rates. U.S. deregulation has resulted in sizeable reductions in the wholesale cost of long distance services available to long distance resellers.

     Although declining rates have been symbolic in the U.S. and Canadian long distance markets, we believe international rates from and to other countries have been slow to decline for two major reasons:

     * Management of foreign telephone companies (TelCo) have been reluctant to reduce their rates given their monopoly-like status.

     * Foreign governments appear to be reluctant to take on the strong TelCo unions.

     In the long term, the Company believes it is unlikely that these high rates can be maintained as new technologies render the TelCo monopolies ineffective.

     Such new technologies have evolved around the emergence of the Internet as a mass communications and commerce medium. As a result, the Internet has emerged as an attractive medium for advertising and e-commerce. Jupiter Communications, a provider of research on Internet commerce, estimates that Internet advertising will grow from $1.9 billion in 1998 to $7.7 billion in 2002. Forrester Research, Inc., an independent Internet research firm that analyzes the impact of the Internet and emerging technologies on business strategy, projects that business-to-business Internet advertising will expand from $290 million in 1998 to $2.6 billion in 2002.

     Along with the impressive overall growth of the Internet, business-to-business usage is also growing rapidly, as businesses are increasingly leveraging the Internet's ability to reach highly targeted audiences globally, deliver personalized content and open new distribution channels. Forrester forecasts that business-to-business e-commerce will grow to $17 billion in 2002.

     Traditionally, companies have employed a variety of well-recognized media in business-to-business advertising, information delivery and communications to identify, qualify and facilitate commerce opportunities. Of the media serving the business-to-business community, a number of companies have started Internet telephony operations in the last few years. The intense competition in the telecommunications market, together with the growth of e-commerce, has further necessitated a movement towards exploring new methods for decreasing costs and, accordingly, has resulted into the genesis of Internet telephony.

     Since the Internet, like PSTNs, is comprised of many networks, the benefits of economies of scale are already imbued in the system. According to Frost & Sullivan, an international marketing and consulting company that monitors information and telecommunications markets, the new international standards are expected to result in significant growth in the Internet telephony market in the near future. Frost & Sullivan projects that the Pacific Rim, Europe and so-called "Rest-of the-World" markets will account for 73% of the total Internet telephony market by 2002. We believe these projections support the Company's market strategy of targeting businesses outside of North America or North American businesses with offices worldwide.

                               WAVETECH'S SOLUTION

     Under its licenses from Softalk, the Company intends to provide commercial voice quality Internet-based long distance services to corporate and residential subscribers. The Company's web-based solution offers subscribers access to low cost long distance rates by using the Internet as the means to launch calls and to view billing within seconds after completing a call.

     This technology blends the best of current systems using commercial PSTN for voice quality and the Internet for control and access. Bestnetcall provides a user anywhere in the world access to the U.S. telecom infrastructure while not infringing upon international telecom agreements.

     Users making calls from the Caribbean to the U.S. would operate over the same network as users from the U.S. making calls to the Caribbean, thus eliminating the middle retailers. This ensures the lowest pricing structure on a long-term basis.

     The Company provides customers access to its network, using international, standards-based Internet and telephony architecture deployed through its point of presence (POP), in Toronto, Canada. Additional POPs are planned for deployment in major cities in North America, Asia and Europe.

BESTNETCALL

     Our Bestnetcall service is an Internet-enabled toll quality long distance and call management service targeted primarily to businesses. Using a web browser, subscribers may place calls by entering their location telephone number and the destination telephone number. A data packet is transmitted over the Internet to our web server, which in turn communicates with a switching matrix. The switching matrix launches a call through the PSTN back to the subscriber's telephone and then launches a call to the destination number. Both calls are then bridged and the two calls are connected.

     By using our Bestnetcall service, North American subscribers can save on an average 50 - 75% over traditional international long distance costs. Subscribers outside North America can save an average of 75 - 90% over traditional long distance costs charged by their local carriers set forth below is a diagram which illustates how Bestnetcall works.

[BESTNETCALL.COM LOGO]

                                   Toronto POP

                         Web                         Switch
                        Server     -----------       Matrix
                        (UUNet)                   (Leased Line)
                          |                             |
                          |                             |
                       Internet                       PSTN
                       (data)                        (voice)
                     |         |                        |
                   |             |                      |
                 |                 |                    |
        www.bestnetcall.com   Origination Call     Destination Call
                                   (US)                  (UK)

                Figure 1: Bestnetcall - Call Infrastructure

BESTNETCALL - VERSION 1.5

     The current version of Bestnetcall was specifically designed for corporate users to make and manage international and long-distance calls. Bestnetcall provides a comprehensive suite of call management features residing on the subscriber's desktop. Current active features include:

     * Custom directories - Users are given two directories, one for storing origination numbers and the second for storing destination numbers. There is no limit to the number of telephone numbers that can be populated in the two directories. The Company is currently creating a customized directory that can be automatically populated by a
          LAN-based, company/department-wide directories, such as from Lotus Notes, , Microsoft Outlook and other contact management applications.

     * Personal speed dial - To simplify dialing frequently called numbers, the subscriber may configure a speed dial which provides one click dialing.

     * Billing codes - Each telephone call may be charged to specific client or accounting codes defined by the subscriber. This allows easy segregation of calls by business, department, client or personal use. All billing codes are tagged to call detail that is viewable in real-time statements from the Bestnetcall web site.

     * Real-time statements - The subscriber may, at any time, view online, and up-to-the-second call detail record for the current day, current month and previous month. Each call detail record includes time, date, duration, rate, total cost, destination number and origination number of the calls. Call records may be viewed by billing codes. Statements may be printed or exported to standard office applications including Word and Excel. Account administrators can view, print and export call detail records for all users tied to their account.

     * World time - The subscriber may view, on demand, the current local time for cities worldwide.

     * Worldwide city and country codes - To aid dialing international telephone numbers, the subscriber may check for a list of city and country codes worldwide.

     * Rates - The subscriber may, at anytime, look-up Bestnetcall's current rates on a worldwide basis.

     * Account editing - Subscribers may edit their account online, including changing payment options or adding additional users.

BESTNETCALL - ENHANCEMENTS

     We are currently developing enhancements that will be integrated on a scheduled basis. These include enhancements to both our web site and product features. Product enhancements under development include conference calling and an improved graphical user interface and desktop version.

     Conference calling will allow users the ability to connect up to 64 parties on a single call, using their personal computer to initiate the calls. Conference calls may be launched immediately or they can be scheduled in advance. Scheduled calls will automatically be placed at the specified time and date. All conference calls will display their status to the conference administrator via the Bestnetcall website and offer substantial rate reductions compared to conventional conference call services provided by the major long distance providers.

     An improved graphical user interface will give the user access to more information, as well as provide much quicker load times, which is critical where Internet connections are slow.

     A desktop application is under development that is designed for networked office users without a dedicated Internet connection, or where Internet connections are very slow. The desktop application resides on the user's personal computer and uses small-packet transmission to quickly initiate calls. This feature further saves time by not requiring launch of a browser, web-site navigation or log-in.

BESTNETCALL - FUTURE PRODUCT STRATEGY

     According to industry sources approximately 22 million personal computers are in use in North America for Internet access. Such sources predicted that within two years, an additional 23 million non-personal computer devices will be used to access the Internet. Recognizing this trend, our product team is presently working on developing variations of Bestnetcall that use alternative access modalities, including the following:

     *    Two Way Paging - We are developing  applications for two-way paging to
          launch  calls  transmitting   packets  from  paging  networks  to  the
          Company's web server and switching matrix.

     * Wireless Personal Digital Assistant (PDA) - Designed for micro-web browsers, such as employed by the Palm VII, we are developing applications where users can launch Bestnetcall telephone calls or conference calls at any time using their wireless PDA.

     *    Internet   Devices  -  Bestnetcall   services  will  be  designed  for
          non-personal computer Internet devices, such as set-top boxes (WebTV), Smart Phones (iPhone), and appliances (I-Opener).

Any device that can access the Internet can be enabled by the Company to provide access to Bestnetcall services. No assurance can be given that the Company will be able to successfully develop or, if developed, commercially exploit any of the above-referenced devices.

NETWORK TOPOLOGY

PHASE I - INITIAL DEPLOYMENT

     The Company's network is currently deployed in a central office (CO) facility located in Toronto, Canada. Using an open architecture platform, the system is designed to initially support 20 million minutes of voice traffic per month. Full network monitoring and diagnostics are employed on a 24 x 7 basis.

     The Company's web server is hosted by UUNet, residing on their OC3 backbone, the largest in North America. The current configuration will support 25,000 simultaneous hits and is fully scalable. UUNet has 24 x 7 support and backup power supplied by on site battery and off site generators to ensure system survivability.

     The Company's switching matrix is located in the CO facility with direct T-1 connectivity to the wholesale PSTN network. The initial deployment of 1,000 ports is configured for rapid expansion of up to 10,000 ports. We work closely with the Softalk telecom and network engineers and their software development team to monitor and maintain the system in Toronto, Canada.

PHASE II - EXPANDING POINTS OF PRESENCE

     We are planning on expanding our network worldwide. Additional locations will be deployed in key strategic locations to facilitate web, voice and data traffic. These additional locations will provide network redundancy and least cost routing (LCR) for voice traffic.

     Our second location is currently being set up in New York at 60 Hudson Street, as the East Coast's principal gateway for international telecommunication traffic. The New York location will be initially configured with a port switching matrix similar to the one deployed in Toronto that can be expanded up to 10,000 ports.

     The  New  York  switching  matrix  will  be   inter-connected   to  several
international  PSTN  carriers,  where the Company  will offer least cost routing
(LCR) for all voice calls originating in North America.

     Following New York, we intend to expand to Los Angeles at 1 Wilshire Boulevard, as the West Coast's gateway for international telecommunication traffic. The equipment and facility will be similar to that of our Toronto and New York offices.

     We are currently working with UUNet's network engineering team to deploy another web host server in Europe to provide web-site access redundancy. Additional server deployment is planned for other major Asian and European gateways.

PHASE III - VIRTUAL PRIVATE NETWORK

     As voice traffic increases, we plan on deploying gateway servers to better facilitate growing international traffic between certain locations. This strategy will allow the Company to install a Virtual Private Network (VPN) along these high-traffic routes to reduce costs for voice traffic. Employing dedicated data circuits between these gateways, the voice calls will be compressed and transmitted using data packets significantly reducing the cost of routing over normal PSTN channels.

     The global VPN network can be either public or private networks, consisting of T-1 / fractional T-1, Frame Relay / Fractional Frame Relay and IP (Internet) as well as ISDN lines.

                            TRANSACTIONS WITH SOFTALK

     LICENSE AGREEMENT. On October 25, 1999, the Company and Softalk amended their license agreement to grant the Company and its subsidiaries a worldwide exclusive license to distribute, market, service, sell and sublicense Softalk's existing or thereafter developed or acquired services and products to commercial accounts, and a worldwide nonexclusive license to distribute, market, service, sell and sublicense Softalk's existing or thereafter developed or acquired services and products to individual customer accounts. In exchange for the license amendments, the Company issued Softalk five-year warrants to purchase up to 5,246,753 shares of Common Stock; 3,246,753 of which have an exercise price of $3.25 per share, 1,000,000 have an exercise price of $5.00 per share, and the remaining 1,000,000 have an exercise price of $10.00 per share.

     PURCHASE AGREEMENT. On November 13, 1999, the Company, through its subsidiary Interpretel (Canada) Inc., purchased all existing products and accounts of Softalk in exchange for 4,329,004 shares of Class A non-voting preferred stock of Interpretel (Canada) Inc. Under this Agreement, Softalk granted Wavetech a right to be the first to be offered the possibility of purchasing Softalk, its intellectual property, software and/or patents, should such an offer occur. The shares issued under this Agreement are exchangeable on a one-for-one basis for shares of the Company's common stock at any time. The issuance of the shares of Interpretel (Canada) Inc. was valued at $10,000,000, the value of the Company's common shares (into which the Interpretel (Canada) Inc. shares can be converted). As of the date of this prospectus, the Interpretel (Canada) Inc. preferred shares are exchangeable for approximately ____% of the issued and outstanding shares of Wavetech common stock.

     LOCK-UP AGREEMENT. Softalk holds 4,329,004 shares of Class A non-voting preferred stock of Interpretel (Canada) Inc. On May 1, 2000, as part of the private placement of Series B Convertible Preferred Stock of the Company, Softalk agreed not to sell, offer, transfer or exchange the Interpretel shares until May 1, 2001, unless Softalk is given consent to do so by the investor involved in the private placement.

     CROSS CORPORATE CONTROL. Softalk has the right to designate two directors to the Board of Directors of the Company. As of the date of this prospectus, Softalk has designated Rosnani Atan and Alexander Christopher Lang to serve on Wavetech's five person Board of Directors. Wavetech also has been granted the right to appoint one director to the three person Board of Directors of Softalk. Wavetech's director designee is Gerald I. Quinn, the Company's Chief Executive Officer.

     LOAN FACILITY. On August 6, 1999, the Company agreed to loan Softalk up to $2 million at a prime interest rate plus 1%. As of May 31, 2000, the outstanding balance of the loan was $1,384,000. Under the terms of this loan, Softalk may pay back the loan principle plus interest on or before August 6, 2000, or convert any amounts outstanding, plus interest, on the loan into shares of Softalk common stock in full satisfaction of money owed to the Company under the loan.

                                  THE OFFERING

Securities Offered by the
selling shareholders................    The shares  offered  by this  prospectus
                                        consist  of up  to  2,318,786 shares  of
                                        our common  stock,  par value  $.001 per
                                        share,  of   which   956,022  shares  of
                                        common   stock   are    issuable    upon
                                        conversion of the 1,000 shares of Series
                                        B Convertible  Preferred Stock we issued
                                        to the selling  shareholder  and 203,371
                                        shares of common stock are issuable upon
                                        exercise  of the  warrants  we issued to
                                        the   selling    shareholder   and   the
                                        placement  agent. We issued the Series B
                                        Convertible   Preferred  Stock  and  the
                                        warrants in a private  placement  on May
                                        1,  2000,   pursuant  to  a   Securities
                                        Purchase  Agreement  between  us and the
                                        selling  shareholder.  A description  of
                                        the  terms of the  Series B  Convertible
                                        Preferred   Stock,   and   investor  and
                                        placement  warrants  is included in this
                                        prospectus    under    "Description   of
                                        Securities."

Common Stock Outstanding............    As  of  May  30,  2000,  there  were  an
                                        aggregate    of     3,318,881     shares
                                        outstanding.

Use of Proceeds.....................    We will not receive any of the  proceeds
                                        of sales of common stock by the selling shareholders.

Risk Factors........................    The  shares  of  common  stock   offered
                                        hereby  involve  a high  degree of risk.
                                        See "Risk Factors."

Nasdaq Bulletin Board Symbol........    ITEL

                                  RISK FACTORS

     BEFORE BUYING ANY OF THE SHARES OF COMMON STOCK BEING OFFERED BY THIS PROSPECTUS, YOU SHOULD CAREFULLY READ AND CONSIDER EACH OF THE RISK FACTORS WE HAVE DESCRIBED IN THIS SECTION. YOU SHOULD BE PREPARED TO ACCEPT ALL OF THESE RISKS, INCLUDING THE RISK THAT YOU MAY LOSE YOUR ENTIRE INVESTMENT, BEFORE YOU MAKE A DECISION TO BUY ANY OF THE SHARES OF COMMON STOCK.

     This prospectus contains forward-looking statements that involve risks and uncertainties. These statements may include the Company's plans to grow its Internet-based communications businesses, to expand the range of services offered by the Company, to increase the number of customers and revenues using the Company's services and the minutes of use and price per minute of use of the traffic booked through the Company's websites and network, to otherwise expand its business activities in new cities and foreign countries, to retain key personnel or otherwise to implement its strategy as well as the Company's beliefs regarding consumer acceptance of the Internet as a means of commerce and the use of the Internet as a source of advertising. Such statements include statements regarding the belief or current expectation of the Company's management and are necessarily based on management's current understanding of the markets and industries in which the Company operates. That understanding could change or could prove to be inconsistent with actual developments. The Company's actual results could differ materially from the results discussed in this prospectus, including those anticipated in or implied by any forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this prospectus.

THE COMPANY'S BESTNETCALL SERVICE IS IN ITS EARLY STAGES OF DEVELOPMENT AND, WITH LIMITED OPERATING HISTORY, IT IS DIFFICULT TO PREDICT THE ACCEPTANCE AND GROWTH OF THE COMPANY AND ITS BESTNETCALL SERVICE.

     The Company has operated at a loss for the last six years. The Bestnetcall service is a new product for the Company and therefore has no operating history upon which an evaluation of the Company and its prospects can be based. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as those in which the Company competes. Such risks include, but are not limited to, evolving and unpredictable business models, management of growth, the Company's ability to anticipate and adapt to development markets, acceptance by Internet users, businesses and business customers of the Company's services and the ability of the Company to establish relationships with additional strategic partners. To address these risks the Company must, among other things, attract and retain an audience of frequent users of its services in its target markets, maintain its business customer base, attract a significant number of new Internet telephony business customers in target markets, expand its sales of voice, fax and value-added telecom services through Bestnetcall, respond to competitive developments, continue to form and maintain relationships with telecom carrier partners, continue to attract, retain and motivate qualified personnel, provide superior customer service, and continue to develop and upgrade its technologies and commercialize its services incorporating such technologies. There can be no assurance that the Company will be successful in addressing such risks, and a failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

IF THE MARKET FOR INTERNET TELEPHONY AND NEW SERVICES DOES NOT DEVELOP AS THE COMPANY EXPECTS, OR DEVELOPS MORE SLOWLY THAN EXPECTED, THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS WILL BE MATERIALLY ADVERSELY AFFECTED.

     The growth of the Company's business depends on attracting customers to enroll and use the Bestnetcall service for long distance calling. If the volume of voice traffic fails to increase, or decreases, the Company's business, financial condition and future prospects will be materially adversely affected. No assurance can be made that end-users will purchase services from the Company or that the Company's customers will maintain a demand for the Company's services.

THE QUALITY OF THE COMPANY'S SERVICES AND THE COMPANY'S CAPACITY TO TRANSMIT INTERNATIONAL VOICE AND FAX CALLS DEPENDS LARGELY ON THIRD PARTIES, WHOSE FAILURE TO ADEQUATELY DELIVER SUCH SERVICES COULD MATERIALLY ADVERSELY AFFECT THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

A FAILURE BY PARTIES THAT MAINTAIN PHONE AND DATA LINES TO SERVICE SUCH LINES OR AN INCREASE IN THE PRICE FOR MAINTAINING PHONE AND DATA LINES MAY DISRUPT THE COMPANY'S BUSINESS.

     The Company's business strategy depends on the availability of the Internet to transmit data packets for voice and fax calls. The Company also relies on third parties who provide traditional phone lines. Some of these third parties are national telephone carriers. They may increase their charges for using these lines at any time and decrease the Company's profitability. They may also fail to properly maintain their lines and disrupt the Company's ability to provide service to the Company's customers. Any failure by these third parties to maintain these lines and networks that leads to a material disruption of the Company's ability to complete calls over the Internet would have a material adverse affect on the Company's business, financial condition and results of operations. No assurances can be made that the Company will be able to continue purchasing such services from these third parties on acceptable terms, if at all. If the Company is unable to purchase the necessary services to maintain and expand the Company's network as currently configured, the Company's business, financial condition and results of operations would be materially adversely affected.

LOCAL COMMUNICATIONS SERVICE PROVIDERS MAY NOT BE ABLE TO PROVIDE EFFICIENT PHONE AND DATA LINES, IF AT ALL, PREVENTING OR REDUCING THE CALLS TRANSMITTED THROUGH THE COMPANY'S BESTNETCALL SERVICE.

     The Company intends to develop relationships with local communications service providers in many countries, some of whom own the equipment that translates voice to data in that country. The Company relies upon these third parties to both provide lines over which the Company completes calls and to increase their capacity when necessary as the volume of the Company's traffic increases. There is a risk that these third parties may be slow, or fail, to provide lines, which would affect the Company's ability to complete calls to those destinations. There can be no assurance that the Company will establish and/or continue relationships with these local service providers on acceptable terms, if at all.

Because the Company relies upon these relationships with local service providers to expand into additional countries, there can be no assurance that they will be able to increase the number of countries to which the Company provides service. The Company may not be able to enter into enough relationships with local service providers in foreign locations to handle the increase in the volume of calls from the Company's customers. Finally, any technical difficulties that these providers suffer would affect the Company's ability to transmit calls to those locations. Incurring some or all of the foregoing difficulties would have a material adverse affect on the Company's business, financial condition and results of operations.

THE COMPANY DEPENDS ON STRATEGIC RELATIONSHIPS AND THERE CAN BE NO ASSURANCE THAT SUCH RELATIONSHIPS WILL BE MAINTAINED.

     The Company depends on strategic relationships to continually develop the technology it has licensed from Softalk and to expand the Company's distribution channels. In particular, the Company depends in large part on the Company's joint product development efforts with Softalk. Softalk or other strategic relationship partners may choose not to renew existing arrangements on commercially acceptable terms, if at all. The Company's loss of this key strategic relationship, or the failure to develop new relationships in the future, would have a material adverse effect on the Company's business, financial condition and results of operations.

THE TELECOMMUNICATIONS INDUSTRY IS SUBJECT TO DOMESTIC GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES WHICH, IF INCREASED OR CHANGED, COULD MATERIALLY ADVERSELY AFFECT THE COMPANY'S BUSINESS.

     While the Federal Communications Commission has tentatively decided that information service providers, including Internet telephony providers, are not telecommunications carriers for regulatory purposes, various companies have challenged that decision. Congress continues to review the conclusions of the FCC, and the FCC could impose greater or lesser regulation on the Company's industry. The FCC is currently considering, for example, whether to impose surcharges or other regulations upon certain providers of Internet telephony, primarily those which provide Internet telephone services to end-users located within the United States. The imposition of such surcharges or the regulation of Internet telephony providers could increase the cost of doing business over the Internet and materially adversely affect on the Company's business, financial condition and results of operations.

     Aspects of the Company's operations may be, or become, subject to state or federal regulations governing universal service funding, disclosure of confidential communications, copyright and excise taxes. There can be no assurance that government agencies will not increasingly regulate Internet related services. Increased regulation of the Internet may slow its growth. Such regulation may also negatively impact the cost of doing business over the Internet and materially adversely affect the Company's business, financial condition and results of operations.

THE  TELECOMMUNICATIONS   INDUSTRY  IS  SUBJECT  TO  INTERNATIONAL  GOVERNMENTAL
REGULATION AND LEGAL UNCERTAINTIES WHICH COULD MATERIALLY ADVERSELY AFFECT THE COMPANY'S BUSINESS.

     The Company intends on marketing its service to international long distance callers. Because it will be conducting business internationally, the Company is subject to certain direct or indirect risks. These risks would include unexpected changes in regulatory requirements for the Internet and/or Internet telephony; foreign currency fluctuations, which could increase or decrease operating expenses and increase or decrease revenue; foreign taxation; and the burdens of complying with a variety of foreign laws, trade standards, tariffs and trade barriers.

     The Company may also be subject to general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships. Adverse conditions internationally could materially adversely affect the Company's business, financial condition and results of operations.

THE COMPANY ANTICIPATES CONTINUED OPERATING LOSSES AS A RESULT OF EXPENDING SIGNIFICANT FINANCIAL RESOURCES ON ITS BESTNETCALL SERVICE.

     At February 29, 2000, the Company had an accumulated deficit of $8,664,216. Prior years' financial information has no particular bearing on future years' results because the focus of the Company has changed from calling card services to Internet telephony.

     The Company believes that its future profitability and success will depend in large part on its ability to generate sufficient revenues from Bestnetcall revenues and websites to businesses. Revenues are also anticipated from the licensing of its technology and business systems to partners setting up Internet telephony services in partner-led foreign markets. The profitability and success of the Company will depend on its ability to maintain existing relationships and enter into new relationships with Post Telephone & Telegraph ("PTT") administrations and other carriers for which it sells Internet telephony services and to obtain or retain for Wavetech the right to sell Internet telephony services and related value-added telecom services online, its ability to effectively maintain existing relationships with its multinational partners, its ability to successfully enter into new strategic relationships for distribution and increased usage of the Bestnetcall and Internet telephony services and its ability to generate sufficient online traffic and sales volume. Accordingly, the Company expects to expend significant financial and management resources on the roll-out of the Internet telephony service, and on site and content development on its Bestnetcall websites, integration of the Internet telephony and Bestnetcall services, strategic relationships, technology and operating infrastructure. As a result, the Company expects to incur significant additional losses and continued negative cash flow from operations for the foreseeable future. There can be no assurance that the Company's revenues will increase or even continue at their current levels or that the Company will achieve or maintain profitability or generate cash from operations in future periods. In view of the rapidly evolving nature of the Company's business, the limited operating history of both Internet telephony and Bestnetcall and the risks associated with integrating these businesses, the Company believes that period-to-period comparisons of operating results are not meaningful and should not be relied upon as an indication of future performance.

CONFLICTS OF INTEREST MAY ARISE WHICH MATERIALLY ADVERSELY AFFECT THE COMPANY, ITS BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Conflicts of interest may arise between the Company, including Bestnetcall, on the one hand, and its affiliates, including Softalk, on the other hand, in areas relating to past, ongoing and future relationships, including the Bestnetcall License Agreement, corporate opportunities, indemnity arrangements, tax and intellectual property matters, potential acquisitions or financing transactions, sales of other dispositions by Wavetech principals. These conflicts also may include disagreements regarding the Bestnetcall License Agreement, including with respect to possible amendments to, or modifications or waivers of provisions of such agreement. Such amendments, modifications or waivers may adversely affect the Company's business, financial condition and results of operations. Ownership interests of directors or officers in the Company's Common Stock, or serving as both a director/officer of the Company and a director/officer/employee of Softalk, could create or appear to create potential conflicts of interest when directors and officers are faced with decisions that could have different implications for the Company and Softalk. Two of the members of the Company's Board of Directors are also directors, officers or employees of Softalk.

OUR FAILURE TO MANAGE THE GROWTH OF OUR BUSINESS COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS.

     Our potential growth may place significant demands upon our personnel, management and financial resources. In order to manage this growth, we may have to hire additional personnel and develop additional management infrastructure. There is no assurance that people with the necessary skills and experience will be available as needed or on terms favorable to us. There is no assurance that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, that we will be able to attract, hire, train, retain, motivate and manage necessary personnel, or that our management will be able to identify, manage and exploit potential strategic relationships and market opportunities. If we are unable to effectively manage any potential growth, our business and financial condition could be adversely affected.

WE MAY NOT BE COMPETITIVE INTERNATIONALLY OR BE ABLE TO SATISFY REGULATORY REQUIREMENTS WHEN WE EXPAND GLOBALLY.

     A significant aspect of our growth strategy is to expand our business internationally, through the Internet. Such expansion will place additional burdens upon our management, personnel and financial resources and may cause us to incur losses. We will also face different and additional competition in these international markets. In addition, international expansion has certain unique risks, such as regulatory requirements, legal uncertainty regarding liability, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, political instability and potentially adverse tax implications. To the extent we expand our business internationally, we will also become subject to risks associated with international monetary exchange fluctuations. Any one of these risks could impair our ability to expand internationally as well as have a material adverse effect upon our overall business operations, growth and financial condition.

ON-LINE  SECURITY  BREACHES  OR FAILURES  MAY  MATERIALLY  ADVERSELY  AFFECT THE
COMPANY.

     In order to successfully provide services over the Internet, it is necessary that we be able to ensure the secure transmission of confidential customer information over public telecommunications networks. We employ certain technology in order to protect such information, including customer credit card information. However, there is no assurance that such information will not be intercepted illegally. Advances in cryptography or other developments that could compromise the security of confidential customer information could have a direct negative impact upon our electronic commerce business. In addition, the perception by consumers that communicating over the Internet is not secure, even if unfounded, means that fewer consumers are likely to make communicate through that medium. Finally, any breach in security, whether or not a result of our acts or omissions, may cause us to be the subject of litigation, which could be very time-consuming and expensive to defend.

THE PRICE OF OUR COMMON STOCK IS EXTREMELY VOLATILE AND MAY DECREASE IN VALUE.

     The market price of our common stock has been highly volatile. Occurrences that could cause the trading price of our common stock to fluctuate dramatically in the future include:

     *    fluctuations in our operating results
     * analyst reports, media stories, Internet chat room discussions, news broadcasts and interviews
     *    general economic conditions
     *    decreases in the rates we are able to negotiate with our customers

     The stock market has from time to time experienced extreme price and volume fluctuations that have particularly affected the market price for companies that do some or all of their business on the Internet.

OUR OUTSTANDING SHARES MAY BE DILUTED RESULTING IN LESS PERCENTAGE OF SHARES HELD BY EACH SHAREHOLDER AND A LOWER MARKET PRICE PER SHARE OF OUR COMMON STOCK.

     The market price of our common stock may decrease as more shares of common stock become available for trading due to the conversion of the Series B Convertible Preferred Stock into and the exercise of the warrants to purchase common stock. The participation of the shareholders in our Company also may be reduced through the issuance of new common stock.

THE FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS MAY NOT COME TRUE AND ACTUAL RESULTS COULD MATERIALLY DIFFER FROM THE ANTICIPATED RESULTS.

     This prospectus and the documents incorporated by reference, contain forward-looking statements that involve risks and uncertainties. We use words such as "believe," "expect," "anticipate," "plan" or similar words to identify forward-looking statements. Forward-looking statements are made based upon our belief as of the date that such statements are made. These forward-looking statements are based largely on our current expectations and are subject to a number of risks and uncertainties, many of which are beyond our control. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described above and elsewhere in this prospectus.

                                 USE OF PROCEEDS

     The selling shareholders will receive the net proceeds from the sale of their shares of common stock. However, we will receive up to $351,600 upon payment of the exercise price for the common stock underlying the warrants if all of the warrants are exercised. We will use all of these proceeds for working capital for our operations.

                            MARKET FOR COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

         The Company's Common Stock was quoted on the Nasdaq SmallCap Market until May 4, 1999, and then on the OTC:BB from June 28, 1999 to the present. The high and low bid prices of the Company's Common Stock as reported from September 1, 1997 through August 31, 1999 by fiscal quarters (i.e., 1st Quarter = September 1 through November 30) were as follows, as adjusted for a one-for-six reverse split effective December 18, 1998:

                                                      HIGH          LOW
                                                      ----          ---
          FISCAL YEAR ENDED:                           3 5/8        2 1/4
          August 31, 1998                            2 13/16       2 7/16
                                                       4 1/8        3 3/8
                                                      4 5/16       1 5/16

          FISCAL YEAR ENDED:                          3 9/16        1 1/2
          August 31, 1999                             3 9/16            2
                                                     2 15/16          1/8
                                                       2 5/8          1/2

          FISCAL YEAR ENDING:
          August 31,2000
              First Quarter
              Second Quarter
              Third Quarter
              Fourth Quarter
                (through _________  ___, 2000

         The bid and the asked price of the Company's Common Stock on June ___, 2000, were $______ and $______, respectively.

         As of June ___, 2000, the Company had ______ shareholders of record of its Common Stock. As of June ___, 2000, the Company had ______ shareholders that beneficially own the stock in the name of various brokers.

         The Company has never declared any cash dividends and currently plans to retain future earnings, if any, for its business operations.

         NASDAQ DELISTING. The Company's Common Stock was delisted from the NASDAQ Small Cap Market on May 4, 1999, due to the fact that the Company was not in compliance with Nasdaq's $1.00 minimum bid price requirement. Since June 28, 1999, the Company's Common Stock has been traded on the OTC Bulletin Board under the symbol "ITEL."

                              SELLING SHAREHOLDERS

     The shares being offered by the selling shareholders were issued pursuant to the Securities Purchase Agreement. We are registering the shares in order to permit the selling shareholders to offer these shares for resale from time to time.

     The following table provides information as of May 30, 2000, with respect to the common stock beneficially owned by each selling shareholder. None of these selling shareholders has a material relationship with us. We believe that the selling shareholders named in the following table have sole voting and investment power with respect to the respective shares of common stock set forth opposite their names. The shares of common stock offered by this prospectus may be offered from time to time by the selling shareholders named below or their nominees.

                                       Shares Beneficially                 Shares Beneficially
                                        Owned Prior to the                   Owned After the
                                             Offering           Number           Offering
                                      ---------------------    of Shares    -------------------
    Name                              Number     Percent(1)     Offered     Number   Percent(2)
    ----                              ------     ----------     -------     ------   ----------
Ceder Avenue LLC (3)                 1,160,000       35        1,160,000        0         0
Corporate Center
Windward One, West Bay Road
P.O. Box 31106 SMB
Grand Cayman, Cayman Islands

Thomson Kernaghan & Co. Limited (4)     43,371        1           43,371        0         0
365 Bay Street, Tenth Floor
Toronto, Ontario
Canada M5H 2V2

Roth Capital Partners, Inc.
600 California Street, 14th Floor
San Francisco, CA  94108                20,000        1           20,000        0         0

----------
(1) Percentages are based upon 3,318,881 shares of the Company's common stock outstanding as of May 30, 2000.
(2) Percentages are based upon _______ shares of the Company's common stock outstanding if all of the shares of common stock offered pursuant to the prospectus are sold by the selling shareholders.
(3) Includes (i) 1,000,000 shares of commons stock initially issuable upon conversion of the preferred stock, assuming the Company received a written notice of conversion on May 1, 2000 and (ii) 160,000 shares of common stock issuable upon exercise of the warrant issued to Cedar Avenue LLC.
(4) Thomson Kernaghan & Co. Limited acted as a placement agent in connection with the May 1, 2000, private placement of the Company. The number of shares beneficially owned by Thomson Kernaghan & Co. Limited includes 43,371 shares of common stock issuable upon exercise of the warrant issued to Thomson Kernaghan & Co. Limited.

                        DETERMINATION OF OFFERING PRICE

     Because this prospectus relates only to the resale of common stock issuable upon conversion of the Series B Convertible Preferred Stock and upon exercise of the warrants, we did not determine an offering price. The selling shareholders will individually determine the offering price of the common stock. The selling shareholders may use this prospectus from time to time to sell their common stock. The price at which the common stock is sold may be based on market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices.

                              PLAN OF DISTRIBUTION

     In connection with our issuance to the selling shareholders of Series B Convertible Preferred Stock and warrants, we provided to them certain registration rights and have subsequently filed a registration statement on Form S-2 with the SEC. That registration statement covers the resale of the common stock from time to time on the Nasdaq Over the Counter Bulletin Board or other national securities exchange or automated quotation system upon which our common stock is then traded or in privately negotiated transactions. This prospectus forms part of that registration statement. We have also agreed to prepare and file any amendments and supplements to the registration statement as may be necessary to keep it effective until this prospectus is no longer required for the selling shareholders to sell their shares of common stock and to indemnify and hold the selling shareholders harmless against certain liabilities under the Securities Act that could arise in connection with the selling shareholders' sale of their shares. We have agreed to pay all reasonable fees and expenses incident to the filing of the registration statement.

     The selling shareholders may sell the shares of common stock described in this prospectus directly or through underwriters, broker-dealers or agents. The selling shareholders may also transfer, devise or gift their shares by other means not described in this prospectus. As a result, pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer may offer shares of common stock. In addition, if any shares covered by this prospectus qualify for sale pursuant to Rule 144 under the Securities Act, the selling shareholders may sell such shares under Rule 144 rather than pursuant to this prospectus.

     The selling shareholders may sell shares of common stock from time to time in one or more transactions:

     *    at fixed prices that may be changed,
     *    at market prices prevailing at the time of sale, or
     * at prices related to such prevailing market prices or at negotiated prices.

     The selling shareholders may offer their shares of common stock in one or more of the following transactions:

     * on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq Over the Counter Bulletin Board,
     *    in the over-the-counter market,
     *    in privately negotiated transactions,
     *    through options,
     *    by pledge to secure debts and other obligations,
     *    by a combination of the above methods of sale, or
     *    to cover short sales made pursuant to this prospectus.

     In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate in the resales. The selling shareholders may enter into hedging transactions with broker-dealers, and in connection with those transactions, broker-dealers may engage in short sales of the shares. The selling shareholders also may sell shares short and deliver the shares to close out such short positions. The selling shareholders also may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares, which the broker-dealer may resell pursuant to this prospectus. The selling shareholders also may pledge the shares to a broker or dealer, and upon a default, the broker or dealer may effect sales of the pledged shares pursuant to this prospectus.

     In order to comply with the securities laws of certain states, the selling shareholders must offer or sell the shares only through registered or licensed brokers or dealers. In addition, in certain states, the selling shareholders cannot offer or sell the shares unless the shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The SEC may deem the selling shareholders and any underwriters, broker-dealers or agents that participate in the distribution of the shares of common stock to be "underwriters" within the meaning of the Securities Act. The

SEC may deem any  profits on the  resale of the  shares of common  stock and any
compensation  received  by  any  underwriter,   broker-dealer  or  agent  to  be
underwriting discounts and commission under the Securities Act.

     Under the Exchange Act, any person engaged in the distribution of the shares of common stock may not simultaneously engage in market-making activities with respect to the common stock for five business days prior to the start of the distribution. In addition, each selling shareholder and any other person participating in a distribution will be subject to the Exchange Act, which may limit the timing of purchases and sales of common stock by the selling shareholder or any such other person.

                            DESCRIPTION OF SECURITIES

COMMON STOCK

     For a description of our common stock see our Registration Statement on Form 8-A filed with the SEC on March 11, 1987.

SERIES B CONVERTIBLE PREFERRED STOCK

     Pursuant to a Securities Purchase Agreement dated May 1, 2000, we issued 1,000 shares of Series B Convertible Preferred Stock, $.001 par value, to the investor in the private placement. Each share of Series B Convertible Preferred Stock may be converted by the holder, in whole or in part, into the number of fully-paid and non-assessable shares of common stock determined in accordance with the following formula: $5,000 divided by the lesser of

     * 110% of the average of the last closing bid price for the common stock as reported by Bloomberg, L.P., for the five trading days before May 1, 2000, or

     * 80% of the average of the last closing bid price for the common stock as reported by Bloomberg, L.P., for the three lowest trading days out of the 10 consecutive trading days before the selling shareholder provides written notice of its desire to convert its shares.

     The Preferred Stock automatically converts into shares of common stock on May 1, 2002 if not converted prior to that time. One hundred ten percent of the average closing bid price for the common stock for the five trading days prior to May 1, 2000 is $8.074 (110% x $7.34). Assuming the Company received a written notice of conversion from the selling shareholder on May 1, 2000, 80% of the average closing bid price for the three lowest trading days of the 10 trading days prior to May 1, 2000, would be $5.00 (80% x $6.25). The lower of the two prices is $5.00, which, divided into $5,000, will result in the issuance of 1,000 shares of common stock for every one share of Series B Preferred Stock.

     Holders of Series B Preferred Stock may receive out of any assets legally available, cumulative dividends at an annual rate per share equal to 6% of the liquidation preference of the stock with priority over a payment of any dividend on any other class or series of stock except for the Company's Series A Preferred Stock. The dividends accrue daily regardless of whether they are earned or declared.

     Except as required by law, the holders of Series B Preferred Stock will not be entitled to vote on any matter relating to the business or affairs of the Company or for any other purpose.

     The Series B Preferred Stock has a liquidation preference of $5,000 per share plus accrued but unpaid dividends. If the Company liquidates wholly or partially, dissolves or winds up, either voluntarily or involuntarily, the holders of Series B Preferred shares will be paid in cash out of the surplus funds or of the assets distributed. If the cash is insufficient to pay the holders of Series B Preferred Stock in full, then the assets will be given first to the holders of the Series B Preferred shareholders.

     If the Company does not deliver the shares representing the common stock issuable upon conversion of the Series B Preferred Stock within five (5) days after the Company receives the written notice of the holder's desire to convert its shares, the Company must pay, on demand, liquidated damages for failing to deliver the converted shares. The liquidated damages begin to accrue on the 6th business day after the Company receives the written conversion notice from the Selling Shareholder. The following is the schedule for liquidated damages.

                                       Late Payment for Each $10,000 of
                                          Preferred Stock Liquidation
     No. of Business Days Late                  Being Converted
     -------------------------                  ---------------
                 1                                   $100

                 2                                   $200

                 3                                   $300

                 4                                   $400

                 5                                   $500

                 >5                 $500 + $200 for each Business Day late
                                          beyond 5 Business Days from
                                              the delivery date

WARRANTS

INVESTMENT WARRANT

     Pursuant to the Securities Purchase Agreement dated May 1, 2000, we issued a warrant to the investor in the private placement. The warrant expires on May 1, 2003.

EXERCISE OF WARRANT

     The warrant may be exercised at any time after issuance.

EXERCISE PRICE

     The exercise price of the warrant is one-cent ($.01) for all 160,000 shares of common stock represented by the warrant.

CASHLESS EXERCISE OPTION

     The warrant holder may designate a "cashless exercise option." This option entitles the warrant holders to elect to receive fewer shares of common stock without paying the cash exercise price. The number of shares to be determined by a formula based on the total number of shares to which the warrant holder is entitled, the current market value of the common stock and the applicable exercise price of the warrant.

     Upon any sale of all or substantially all our assets, or a recapitalization, reorganization, reclassification, consideration, merger with or into another Company, in which we are not the surviving entity, we will obtain from the acquiring person or entity a written agreement whereby the other corporation will assume all of our obligations under this warrant.

PLACEMENT AGENT WARRANT

     In connection with services performed as a placement agent in the private placement on May 1, 2000, we issued a warrant to the Placement Agent. The Warrant expires on May 1, 2003.

EXERCISE OF WARRANT.

     The Placement Agent Warrant may be exercised at any time after issuance.

EXERCISE PRICE.

     The exercise price of the Warrant is 110% of the average closing bid price as reported by Bloomberg, L.P. of the common stock for the 5 trading days before May 1, 2000.

CASHLESS EXERCISE OPTION.

     The Placement Agent is entitled to a "cashless exercise option." This option allows the agent to receive fewer shares of common stock without paying the exercise price. The amount of shares to be issued is determined by a formula based on the number of shares to which the agent is entitled under the warrant, the current market value of the common stock and the exercise price of the warrant.

REGISTRATION RIGHTS OF THE SELLING SHAREHOLDERS

     The Company has agreed to file with the SEC a shelf registration statement (of which this prospectus is a part) covering resales by holders of the common stock issuable upon conversion of the Series B Preferred Stock and the common stock issuable upon exercise of the warrants within 45 days after the date of original issuance of the Series B Convertible Preferred Stock. The Company has agreed to use reasonable efforts to cause the shelf registration statement to become effective as promptly as is practicable and to keep the shelf registration statement effective until the earlier of (1) the sale pursuant to the shelf registration statement of all the securities registered thereunder and
(2) the expiration of the holding period applicable to such securities pursuant to Rule 144(k) under the Securities Act or any successor provision.

     The Company has agreed to pay predetermined liquidated damages to those holders of common stock issued upon conversion of the preferred stock or upon exercise of the warrants if the registration statement was not timely filed or if the prospectus is unavailable. A holder who sells the common stock issued upon conversion of the preferred stock or upon exercise of the warrants pursuant to the shelf registration statement generally will be required to be named as a selling stockholder in the related prospectus, deliver a prospectus to purchasers and be bound by those provisions of the registration rights agreement that are applicable to the holder (including certain indemnification provisions). The Company will pay all expenses of the shelf registration statement, provide to each registered holder copies of the prospectus, notify each registered holder when the shelf registration statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the preferred stock or the common stock.

                                  LEGAL MATTERS

     Certain legal matters have been passed upon for us by Squire, Sanders & Dempsey L.L.P., Phoenix, Arizona.

                                     EXPERTS

     Our audited financial statements for the fiscal year ended August 31, 1999, incorporated by reference in this prospectus and elsewhere in the Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

                   INFORMATION WITH RESPECT TO THE REGISTRANT

     This prospectus is being delivered with a copy of our Form 10-KSB for the fiscal year ended August 31, 1999 and our Forms 10-QSB for the quarterly periods ended November 30, 1999, February 29, 2000 and May 31, 2000.

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

======================================    ======================================
NO  DEALER,   SALES  PERSON  OR  OTHER
PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION    OR    TO    MAKE    ANY
REPRESENTATION    OTHER   THAN   THOSE
CONTAINED IN THIS  PROSPECTUS  AND, IF         WAVETECH INTERNATIONAL, INC.
GIVEN OR  MADE,  SUCH  INFORMATION  OR
REPRESENTATION MUST NOT BE RELIED UPON
AS  HAVING  BEEN   AUTHORIZED  BY  THE
COMPANY  OR  ANY   UNDERWRITER.   THIS
PROSPECTUS   DOES  NOT  CONSTITUTE  AN
OFFER TO SELL OR A SOLICITATION  OF AN
OFFER  TO BUY  ANY  OF THE  SECURITIES
OFFERED   HEREBY   BY  ANYONE  IN  ANY
JURISDICTION  IN WHICH  SUCH  OFFER OR
SOLICITATION  IS NOT  AUTHORIZED OR IN
WHICH THE PERSON  MAKING SUCH OFFER OR
SOLICITATION IS NOT QUALIFIED TO DO SO
OR  TO  ANY   PERSON  TO  WHOM  IT  IS
UNLAWFUL   TO  MAKE   SUCH   OFFER  OR
SOLICITATION  IN  SUCH   JURISDICTION.
NEITHER    THE    DELIVERY   OF   THIS
PROSPECTUS NOR ANY SALE MADE HEREUNDER               2,318,786 SHARES
SHALL, UNDER ANY CIRCUMSTANCES, CREATE
ANY  IMPLICATION  THAT THE INFORMATION                 COMMON STOCK
HEREIN  IS  CORRECT  AS  OF  ANY  TIME
SUBSEQUENT  TO THE DATE HEREOF OR THAT
THERE   HAS  BEEN  NO  CHANGE  IN  THE                  PROSPECTUS
AFFAIRS  OF  THE  COMPANY  SINCE  SUCH
DATE.

           TABLE OF CONTENTS

                                   Page
                                   ----
Where You Can Find More Information  2
Incorporation of Documents by
 Reference                           2
Summary                              3
The Offering                        14
Risk Factors                        15
Use of Proceeds                     21
Market for Common Equity and
 Related Stockholder Matters        21
Selling Shareholders                22
Determination of Offering Price     23
Plan of Distribution                23
Description of Securities           25
Legal Matters                       28
Experts                             28
Information with Respect to the
 Registrant                         28
Disclosure of Commission Position
 on Indemnification for Securities                      June __, 2000
 Act Liabilities                    28
======================================    ======================================

                               PART II TO FORM S-2

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth our estimated costs and expenses in connection with the offering other than commissions and discounts, if any.

          SEC Registration Fee                                   $ 4,321.85
          Legal Fees and Expenses
          Accounting Fees and Expenses
          Printing and Engraving Expenses
          Miscellaneous
                                                                 ----------
             Total                                               $
                                                                 ==========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Articles 11 and 12 of our Articles of Incorporation provide as follows:

     1. To the fullest extent permitted by the laws of the State of Nevada, as the same exist or may hereinafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, provided, however, that nothing contained herein shall eliminate or limit the liability of a director or officer of the Corporation to the extent provided by applicable laws (i) for acts or omissions which involve intentional misconduct, fraud or knowing violation of law or (ii) for authorizing the payment of dividends in violation of Nevada Revised Statutes Section 78.300. The limitation of liability provided herein shall continue after a director or officer has ceased to occupy such position as to acts or omissions occurring during such director's or officer's term or terms of office. No repeal, amendment or modification of this Article, whether direct or indirect, shall eliminate or reduce its effect with respect to any act or omission of a director or officer of the Corporation occurring prior to such repeal, amendment or modification.

     2. The Corporation shall indemnify, defend and hold harmless any person who incurs expenses, claims, damages or liability by reason of the fact that he or she is, or was, an officer, director, employee or agent of the Corporation, to the fullest extent allowed pursuant to Nevada law.

ITEM 16. EXHIBITS

Exhibit                                                          Page Number or
Number                             Description                  Method of Filing
------                             -----------                  ----------------
 4.1       Certificate of Designations, Rights, Preferences             *
           and Limitations of the Series B Convertible
           Preferred Stock

 4.2       Form of Warrant issued to investor in private                *
           placement

 4.3       Form of Warrant issued to Thomson Kernaghan & Co.            *
           Limited as Placement Agent in the private placement

 5         Opinion re: legality of the securities being                **
           registered

10.1       Securities Purchase Agreement between the Company            *
           and the investor in the private placement

10.2       Registration Rights Agreement among the Company,
           the Investor and the Placement Agent                         *

23.1       Consent of Independent Auditors                             **

23.2       Consent of Counsel                                    See Exhibit 5

24         Powers of Attorney                                 See Signature Page

----------
* Previously filed as an exhibit to the Company's Form 8-K filed May 16, 2000. ** To be filed by amendment.

ITEM 17. UNDERTAKINGS

     1. The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

          (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; provided, however, that paragraphs (a) and (b) shall not apply if such information is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into this Registration Statement.

          (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     2. The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. The undersigned Registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     4. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference into this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     5. The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     6. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the undersigned Registrant pursuant to the foregoing provisions, or otherwise, the undersigned Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tucson, State of Arizona, on June 14, 2000.

                                       WAVETECH INTERNATIONAL, INC.

                                       By: /s/ Gerald I. Quinn
                                           -------------------------------------
                                           Gerald I. Quinn
                                           President and Chief Executive Officer


                                       By: /s/ Gerald I. Quinn
                                           -------------------------------------
                                           Gerald I. Quinn
                                           Chief Financial Officer
                                           (Principal Accounting Officer)

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gerald I. Quinn, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Form S-2 Registration Statement, and to file the same, with all exhibits thereto, and documents in connection therewith with the Securities and Exchange Commission, granting said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

       Signature                          Title                        Date
       ---------                          -----                        ----

/s/ Gerald I. Quinn          Chairman of the Board, President
--------------------------   and Chief Executive Officer           June 14, 2000
                             (Principal Executive Officer)

/s/ Gerald I. Quinn          Chief Financial Officer (Principal    June 14, 2000
--------------------------   Financial and Accounting Officer)

/s/ Richard P. Freeman       Vice President, Product Development   June 14, 2000
--------------------------

/s/ John P. Clements         Director                              June 14, 2000
--------------------------

/s/ Alexander C. Lang        Director                              June 14, 2000
--------------------------

/s/ Rosnani Atan             Director                              June 14, 2000
--------------------------

                                  EXHIBIT INDEX

Exhibit                                                          Page Number or
Number                             Description                  Method of Filing
------                             -----------                  ----------------
 4.1       Certificate of Designations, Rights, Preferences             *
           and Limitations of the Series B Convertible
           Preferred Stock

 4.2       Form of Warrant issued to investor in private                *
           placement

 4.3       Form of Warrant issued to Thomson Kernaghan & Co.            *
           Limited as Placement Agent in the private placement

 5         Opinion re: legality of the securities being
           registered                                            Filed herewith

10.1       Securities Purchase Agreement between the Company            *
           and the investor in the private placement

10.2       Registration Rights Agreement among the Company,
           the Investor and the Placement Agent                         *

23.1       Consent of Independent Auditors                             **

23.2       Consent of Counsel                                    See Exhibit 5

24         Powers of Attorney                                 See Signature Page

----------
*    Previously filed as an exhibit to the Company's Form 8-K (File No. 637704).
**   To be filed by amendment.